MANAGEMENT’S DISCUSSION AND ANALYSIS (AMENDED)
FOR THE QUARTER ENDED JUNE 30, 2013

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the three and six months ended June 30, 2013 and 2012 and the related notes contained therein, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In addition, the following should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012 and the related MD&A. Additional information relating to the Company, including the most recent Annual Information Form, is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the US Securities and Exchange Commission (the “SEC”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of dollars unless otherwise indicated. This MD&A is dated as of July 31, 2013, and amended on October 30, 2013 as disclosed in note 17 of the June 30, 2013 amended interim financial statements, and all information contained is current as of July 31, 2013 unless otherwise stated.

Cautionary Note to US Investors concerning Estimates of Reserves and Measured, Indicated and Inferred Resource:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of US securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the US Securities Act of 1933, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of Endeavour’s mineral deposits that may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the US federal securities laws and the rules and regulations thereunder.

700 West Pender Street, Suite 301, Vancouver, B.C., Canada V6C 1G8
Phone: 604.685.9775 | Fax: 604.685.9744| Toll Free: 1.877.685.9775 | Email: info@edrsilver.com
www.edrsilver.com

MANAGEMENT’S DISCUSSION AND ANALYSIS (AMENDED)
FOR THE QUARTER ENDED JUNE 30, 2013

Forward-Looking Statements

Certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”. The Company undertakes no obligation to update forward- looking statements if circumstances or management’s estimates or opinions should change other than as required by securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Table of Contents

1	Operating Highlights	Page 3
2	History and Strategy	Page 4
3	Consolidated Operations	Page 5
4	Guanaceví Operations	Page 7
5	Bolañitos Operations	Page 9
6	El Cubo Operations	Page 11
7	Exploration Results	Page 13
8	Financial Results	Page 13
9	Non IFRS Measures	Page 16
10	Summary of Quarterly Results and Trends	Page 21
11	Quarterly Outlook	Page 23
12	Liquidity and Capital Resources	Page 24
13	Changes in Accounting Policies and Critical Accounting Estimates	Page 31
14	Controls and Procedures	Page 34

2

Three Months Ended June 30			Q2 2013 Highlights	Six Months Ended June 30
2013	2012	% Change		2013	2012	% Change
Production
1,535,873	1,040,026	48%	Silver ounces produced	3,025,590	2,112,517	43%
19,914	7,695	159%	Gold ounces produced	34,946	14,016	149%
1,479,828	1,029,626	44%	Payable silver ounces produced	2,939,533	2,091,392	41%
18,843	7,618	147%	Payable gold ounces produced	33,552	13,876	142%
2,610,408	1,459,016	79%	Silver equivalent ounces produced(1)	4,960,534	2,875,697	72%
10.53	5.46	93%	Cash costs per silver ounce(2)(3)	10.29	5.86	76%
18.18	9.98	82%	Total production costs per ounce(2)(4)	18.22	11.14	64%
393,070	202,987	94%	Processed tonnes	769,414	396,746	94%
96.45	86.32	12%	Direct production costs per tonne(2)(5)	98.01	89.31	10%
Financial
71.3	40.4	76%	Revenues ($ millions)	141.1	89.5	58%
1,787,571	1,075,000	66%	Silver ounces sold	3,302,648	2,175,000	52%
25,477	5,650	351%	Gold ounces sold	41,201	13,146	213%
21.38	29.21	(23%)	Realized silver price per ounce	25.05	31.18	(20%)
1,297	1,599	(19%)	Realized gold price per ounce	1,417	1,648	(14%)
(0.4)	7.5	(105%)	Net earnings (loss) ($ millions)	14.0	27.3	(49%)
(2.7)	5.9	(146%)	Adjusted net earnings (6) ($ millions)	10.2	25.5	(60%)
6.4	19.5	(67%)	Mine operating earnings ($ millions)	25.3	42.9	(41%)
26.1	24.1	8%	Mine operating cash flow(7) ($ millions)	58.7	56.0	5%
12.4	16.9	(27%)	Operating cash flow before working capital changes (8)	37.7	43.3	(13%)
16.6	16.4	1%	Earnings before ITDA (9)	47.6	50.1	(3%)
16.9	159.0	(89%)	Working capital ($ millions)	16.9	159.0	(89%)
Shareholders
0.00	0.09	(100%)	Earnings per share – basic	0.14	0.31	(55%)
(0.03)	0.06	(150%)	Adjusted earnings per share – basic(6)	0.10	0.29	(66%)
0.12	0.19	(37%)	Operating cash flow before working capital changes per share (8)	0.38	0.49	(22%)
99,710,933	87,999,485	13%	Weighted average shares outstanding	99,685,615	87,870,479	13%

(1)	2013 silver equivalents are calculated using a 60:1 ratio, 2012 silver equivalents are calculated using a 55:1 ratio.
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 18.

(3)

Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on page 18.

(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites. See Reconciliation to IFRS on page 18.

(5)

Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. See Reconciliation to IFRS on page 18.

(6)	Adjusted earnings are calculated by adding back mark-to-market impact of derivative equities held as a liability on the Company’s balance sheet. See Reconciliation to IFRS on page 16.
(7)

Mine operating cash flow is calculated by adding back amortization, depletion, inventory write dwons and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow is before taxes. See Reconciliation to IFRS on page 16.

(8)	See Reconciliation to IFRS on page 17 for the reconciliation of Operating cash flow before working capital changes, Operating cash flow before working capital changes per share.
(9)	See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 17

Management’s highlights are key measures used by management, however should not be the sole measures used in determining the performance of the Company’s operations.

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile.

Historically, the business philosophy was to acquire and explore early-stage mineral prospects in Canada and the US. In 2002 the Company was re-organized, a new management team was appointed, and the business strategy was revised to focus on acquiring advanced-stage silver mining properties in Mexico. Mexico, despite its long and prolific history of metal production, appeared to be relatively un-explored using modern exploration techniques and offered promising geological potential for precious metals exploration and production.

After evaluating several mineral properties in Mexico in 2003, the Company negotiated an option to purchase the Guanaceví silver mines and process plant located in Durango, Mexico in May 2004. Management recognized that even though the mines had run out of ore, little modern exploration had been carried out to discover new silver ore-bodies. Exploration drilling commenced in June 2004 and quickly met with encouraging results. By September 2004, sufficient high-grade silver mineralization had been outlined to justify the development of an access ramp into the newly discovered North Porvenir ore-body. In December 2004, the Company commenced the mining and processing of ore from the new North Porvenir mine to produce silver doré bars.

In 2007, the Company replicated the success of Guanaceví with the acquisition of the Bolañitos (formerly described as “Guanajuato”) mines project in Guanajuato State. Bolañitos was very similar in that there was a fully built and permitted processing plant, and the mines were running out of ore, so the operation was for sale. The acquisition was finalized in May 2007 and as a result of the successful mine rehabilitation and subsequent exploration work, silver production, reserves and resources are growing rapidly and Bolañitos is now an integral part of the Company’s asset base.

Both Guanaceví and Bolañitos are good examples of Endeavour’s business model of acquiring fully built and permitted silver mines that were about to close for lack of ore. By bringing the money and expertise needed to find new silver ore-bodies, Endeavour has successfully re-opened and expanded these mines to develop their full potential. The benefit of acquiring fully built and permitted mining and milling infrastructure is that if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico. El Cubo has similar challenges to Endeavour’s past acquisitions, but with two significant exceptions; the property came with substantial reserves and resources, and the mine was already operating at 1,100 tonnes per day. The Company is focused on improving the mining methods, increasing brown-fields exploration and refurbishing the existing infrastructure to maximize the potential of El Cubo.

The Company historically funded its exploration and development activities through equity financings and convertible debentures. Equity financings also facilitated the acquisition and development of the Guanaceví and Bolañitos mines projects. However, since 2004, the Company has been able to finance more and more of its acquisition, exploration, development and operating activities from production cash flows. In 2012 the Company obtained a credit facility to help support its acquisition, exploration and capital investment programs. The Company may choose to engage in equity, debt, convertible debt or other financings, on an as needed basis, in order to facilitate its growth.

REVIEW OF OPERATING RESULTS

Consolidated Production Results for the Three and Six months Ended June 30, 2013 and 2012

Three Months Ended June 30			CONSOLIDATED	Six Months Ended June 30
2013	2012	% Change		2013	2012	% Change
393,070	202,987	94%	Ore tonnes processed	769,414	396,746	94%
165	208	(21%)	Average silver grade (gpt)	160	218	(27%)
73.6	76.5	(4%)	Silver recovery (%)	76.6	75.9	1%
1,535,873	1,040,026	48%	Total silver ounces produced	3,025,590	2,112,517	43%
1,479,828	1,029,626	44%	Payable silver ounces produced	2,939,533	2,091,392	41%
1.96	1.47	33%	Average gold grade (gpt)	1.74	1.40	24%
80.4	80.3	0%	Gold recovery (%)	81.3	78.4	4%
19,914	7,695	159%	Total gold ounces produced	34,946	14,016	149%
18,843	7,618	147%	Payable gold ounces produced	33,552	13,876	142%
2,610,408	1,459,016	79%	Silver equivalent ounces produced(1)	4,960,534	2,875,697	72%
10.53	5.46	93%	Cash costs per silver ounce(2)(3)	10.29	5.86	76%
18.18	9.98	82%	Total production costs per ounce(2)(4)	18.22	11.14	64%
96.45	86.32	12%	Direct production costs per tonne(2)(5)	98.01	89.31	10%

(1)	2013 silver equivalents are calculated using a 60:1 ratio, 2012 silver equivalents are calculated using a 55:1 ratio
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 18.

(3)	Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits.
(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites.

(5)	Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites.

Consolidated Production

Three months ended June 30, 2013 (compared to three months ended June 30, 2012)
Consolidated silver production during Q2, 2013 was 1,535,873 oz, an increase of 48% compared to 1,040,026 oz, and gold production was 19,914 oz, an increase of 159% compared to 7,695 oz in Q2, 2012. Metal production was significantly higher due to the expansion of the Bolañitos mine above the Bolanitos plant capacity in 2013, the processing of the extra Bolanitos mine production at the nearby Las Torres plant, and the acquisition of the El Cubo operation in Q3, 2012. Plant throughput was 393,070 tonnes at average grades of 165 gpt silver and 1.96 gpt gold compared to 202,987 tonnes grading 208 gpt silver and 1.47 gpt gold. The change in grades was due to the increasing significance of the Bolañitos and El Cubo operations, which are lower silver and higher gold grade mines compared to Guanaceví.

Six months ended June 30, 2013 (compared to six months ended June 30, 2012)
Consolidated silver production during 2013 was 3,025,590 oz, an increase of 43% compared to 2,112,517 oz, and gold production was 34,946 oz, an increase of 149% compared to 14,016 oz in Q2, 2012. Metal production was significantly higher due to the expansion of the Bolañitos mine, the processing of the extra Bolanitos mine production at the Las Torres plant, and the acquisition of the El Cubo operation in Q3, 2012. Plant throughput was 769,414 tonnes at average grades of 160 gpt silver and 1.74 gpt gold compared to 396,746 tonnes grading 218 gpt silver and 1.40 gpt gold. The change in grades was due to the increasing significance of the Bolañitos and El Cubo operations, which have lower silver and higher gold grades compared to Guanaceví.

Consolidated Operating Costs

Cash costs per ounce net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, for Q2, 2013 were $10.53 per ounce of payable silver compared to $5.46 in Q2, 2012. The significant rise in costs was due to the significantly lower gold prices which reduced the gold credit, the lower silver grades and the addition of the higher cost El Cubo operation, offset by the increasing importance of the lower cost Bolañitos operation. On a per tonne basis, the costs per tonne increased due to the appreciation of the Mexican peso year over year (6% higher compared to same period in 2012 – see Key Economic Trends on page 21), higher wages, and the addition of the higher cost El Cubo operation, offset by the increasing relevance of the lower cost Bolañitos operation.

Guanaceví Operations

Production Results for the Three and Six Months Ended June 30, 2013 and 2012

Three Months Ended June 30			GUANACEVI	Six Months Ended June 30
2013	2012	% Change		2013	2012	% Change
100,781	100,208	1%	Ore tonnes processed	207,434	199,171	4%
240	269	(11%)	Average silver grade (g/t)	237	280	(15%)
71.3	77.4	(8%)	Silver recovery (%)	75.9	77.8	(2%)
555,036	669,754	(17%)	Total silver ounces produced	1,195,653	1,396,451	(14%)
549,486	663,056	(17%)	Payable silver ounces produced	1,183,696	1,382,486	(14%)
0.68	0.87	(22%)	Average gold grade (g/t)	0.50	0.73	(32%)
72.6	87.2	(17%)	Gold recovery (%)	76.8	87.2	(12%)
1,590	2,499	(36%)	Total gold ounces produced	2,533	4,119	(39%)
1,574	2,474	(36%)	Payable gold ounces produced	2,507	4,078	(39%)
650,453	805,824	(19%)	Silver equivalent ounces produced(1)	1,347,615	1,620,741	(17%)
16.59	8.64	92%	Cash costs per silver ounce(2)(3)	16.65	10.59	57%
23.34	13.01	79%	Total production costs per ounce(2)(4)	22.93	15.46	48%
111.21	100.81	10%	Direct production costs per tonne(2)(5)	112.45	107.21	5%

(1)	2013 silver equivalents are calculated using a 60:1 ratio, 2012 silver equivalents are calculated using a 55:1 ratio
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 18.

(3)	Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits.
(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites.

(5)	Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites.

Endeavour’s acquisition of its first silver mine, at Guanaceví in 2004, continues to reap rewards for all stakeholders. The mine has since produced more than 15 million ounces of silver and 38,000 ounces of gold, revitalized the local community, and helped establish Endeavour’s successful business model. Although the historic mine was struggling to survive in 2004, it now has capacity to process more than 1,200 tonnes of high-grade ore per day. The Company has found five high-grade silver-gold ore bodies along a five kilometre length of the prolific Santa Cruz vein and developed four new mines, three of which are still operating. Guanaceví currently includes three underground silver-gold mines, a cyanidation leach plant, mining camp, and administration and housing facilities. It provides steady employment for more than 450 people and engages over 200 contractors.

Guanaceví Production Results

Three months ended June 30, 2013 (compared to three months ended June 30, 2012)
Silver production at the Guanaceví mine during Q2, 2013 was 555,036 oz, a decrease of 17% compared to 669,754 oz, and gold production was 1,590 oz, a decrease of 36% compared to 2,499 oz in Q2, 2012. Metal production was down due to lower metal grades and recoveries. Plant throughput was 100,781 tonnes at average grades of 240 gpt silver and 0.68 gpt gold compared to 100,208 tonnes grading 269 gpt silver and 0.87 gpt gold. The lower grades and recoveries were a function of deeper, lower grade ores being mined at North Porvenir, increased mining from the lower grade Santa Cruz ore body and reconciliation of concentrate processed on behalf of Bolañitos in2012. Daily throughput was below capacity due to unscheduled plant maintenance and repairs during the quarter. The repairs have been completed in Q3, 2013, which should allow throughput to return to planned targets.

Six months ended June 30, 2013 (compared to six months ended June 30, 2012)
Silver production at the Guanaceví mine during Q2, 2013 was 1,195,653 oz, a decrease of 14% compared to 1,396,451 oz, and gold production was 2,533 oz, a decrease of 39% compared to 4,119 oz in 2012. Metal production was down due to lower metal grades and recoveries. Plant throughput was 207,434 tonnes at average grades of 237 gpt silver and 0.50 gpt gold compared to 199,171 tonnes grading 280 gpt silver and 0.73 gpt gold. The lower grades were attributable to the lower grade ores being mined at depth at North Porvenir, and increased mining in the lower grade Santa Cruz ore-body.

Guanaceví Operating Costs

Cash costs per ounce net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, for Q2, 2013 were $16.59 per ounce of payable silver compared to $8.64 in Q2, 2012. The significant rise in costs was due to the drop in grades at Guanaceví significantly increasing costs on a per ounce basis and the drop in gold prices reducing the gold credit. On a per tonne basis, the appreciation of the Mexican peso year over year (6% higher compared to same period in 2012 – see Key Economic Trends on page 21) and wage increases have driven the rise in costs per tonne.

Bolañitos Operations

Production Results for the Three and Six Months Ended June 30, 2013 and 2012

Three Months Ended June 30			BOLAÑITOS	Six Months Ended June 30
2013	2012	% Change		2013	2012	% Change
202,472	102,779	97%	Ore tonnes processed	369,972	197,575	87%
160	149	7%	Average silver grade (g/t)	149	156	(4%)
77.8	75.2	3%	Silver recovery (%)	78.7	72.5	9%
810,414	370,272	119%	Total silver ounces produced	1,389,068	716,066	94%
766,925	366,569	109%	Payable silver ounces produced	1,324,679	708,905	87%
2.84	2.05	38%	Average gold grade (g/t)	2.58	2.07	25%
85.2	76.6	11%	Gold recovery (%)	83.3	75.1	11%
15,750	5,196	203%	Total gold ounces produced	25,642	9,897	159%
14,806	5,144	188%	Payable gold ounces produced	24,424	9,798	149%
1,755,445	653,192	169%	Silver equivalent ounces produced(1)	2,927,568	1,254,956	133%
(2.74)	(0.31)	665%	Cash costs per silver ounce(2)(3)	(1.61)	(3.36)	129%
5.77	4.50	28%	Total production costs per ounce(2)(4)	5.43	2.71	100%
75.50	72.18	5%	Direct production costs per tonne(2)(5)	79.85	71.26	12%

(1)	2013 silver equivalents are calculated using a 60:1 ratio, 2012 silver equivalents are calculated using a 55:1 ratio
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 18.

(3)	Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits.
(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites.

(5)	Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites.

Endeavour's second mine acquisition, Bolañitos, consists of 2,470 hectares encompassing three operating silver and gold mines, located in two areas about five kilometres apart. The mine is 10 kilometres from the city of Guanajuato in the state of Guanajuato. When Bolañitos was acquired in 2007, the cash costs of production were $32 per ounce and the operation was struggling to produce 300,000 ounces of silver per year. Following investment by the Company and the execution of management’s business strategy, the cash costs of production fell to a negative amount while production continued to grow. Bolañitos’ processing plant was expanded from 500 tonnes per day to 1,000 tonnes per day in 2011, then from 1,000 tonnes per day to 1,600 tonnes per day in 2012.

Bolañitos Production Results

Three months ended June 30, 2013 (compared to three months ended June 30, 2012)
Silver production at the Bolañitos mine was 810,414 ounces, an increase of 119% compared to 370,272 oz, and gold production was 15,751 oz, an increase of 203% compared to 5,196 oz in Q2, 2012. Metal production was up due to higher throughput, grades and recoveries. The Bolañitos mine averaged 2,305 tonnes per day (tpd), well above the mine plan due to increased contract mining and changing the mining technique in various parts of the mine from cut and fill to long hole mining. The Bolañitos plant operated at its 1,600 tpd capacity, and the extra tonnes were processed at the leased Las Torres facility near the El Cubo operations. The leased Las Torres facility was scheduled to be returned in May 2013, however the counterparty requested a later return date allowing continued access until July 22, 2013. This additional access allowed Bolañitos production to significantly exceed plan. Going forward, any mine production in excess of Bolañitos’ plant capacity will be processed at the newly refurbished El Cubo plant. Plant throughput was 202,472 tonnes at average grades of 160 gpt silver and 2.84 gpt gold, compared to 102,779 tonnes grading 149 gpt silver and 2.05 gpt gold.

Ore grades were also significantly above prior year and plan, as mining is now accessing better than planned reserve grades, specifically in the Daniela vein discovered in 2011. Mine grades are expected to remain above reserve grades in the next quarter. The increased recoveries are a function of executing contracts to sell concentrate as opposed to leaching the concentrates at the Company’s leach facilities at Guanaceví and El Cubo. Selling concentrate results in higher payable metal production for higher refining charges, resulting in a financial benefit.

Six months ended June 30, 2013 (compared to six months ended June 30, 2012)
Silver production at the Bolañitos mine was 1,389,068 ounces, an increase of 94% compared to 716,066 oz, and gold production was 25,642 oz, an increase of 159% compared to 9,897 oz in Q2, 2012. Metal production was up due to higher throughput, grades and recoveries. In 2012, the Bolañitos plant was expanded from 1,000 tpd to 1,600 tpd, completed in Q4, 2012. In 2013, the Bolañitos plant operated at its 1,600 tpd capacity, and the extra tonnes were processed at the leased Las Torres facility near the El Cubo operations. The leased Las Torres facility was scheduled to be returned in May, however the counterparty requested a later return date allowing continued access until July 22, 2013. This additional access allowed Bolañitos production to significantly exceed plan. Going forward, any mine production in excess of the Bolañitos’ plant capacity will be processed at the newly refurbished El Cubo plant. Plant throughput was 369,972 tonnes at average grades of 149 gpt silver and 2.58 gpt gold, compared to 197,575 tonnes grading 156 gpt silver and 2.07 gpt gold.

Ore grades were also significantly above prior year and plan, as mining is now accessing better than planned reserve grades, specifically in the Daniela vein discovered in 2011. Mine grades are expected to remain above reserve grades in the next quarter. The increased recoveries are a function of executing contracts to sell concentrate as opposed to leaching the concentrates at the Company’s leach facilities at Guanaceví and El Cubo. Selling concentrate results in higher payable metal production for higher refining charges, resulting in a comparable financial benefit.

Bolañitos Operating Costs

Cash costs per ounce net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, for Q2, 2013 were negative $2.74 per ounce of payable silver compared to negative $0.31 in Q2, 2012. The decrease in cash costs was primarily due to increased gold production, reducing the gold credit. Costs on a per tonne basis have risen due to the appreciation of the Mexican peso (6% higher compared to same period in 2012 – See Key Economic Trends on page 21), salary and wage increases, increased contractor participation and higher refining costs as Bolañitos began selling concentrate late in Q1, 2013 rather than leaching the concentrate at the Company’s other operations. These additional costs were offset by increased tonnage improving economies of scale.

El Cubo Operations

Production Results for the Three and Six Months Ended June 30, 2013 and 2012

Three Months Ended June 30			EL CUBO	Six Months Ended June 30
2013	2012	% Change		2013	2012	% Change
89,817	NA	NA	Ore tonnes processed	192,008	NA	NA
93	NA	NA	Average silver grade (g/t)	98	NA	NA
63.5	NA	NA	Silver recovery (%)	72.3	NA	NA
170,423	NA	NA	Total silver ounces produced	440,869	NA	NA
163,417	NA	NA	Payable silver ounces produced	431,158	NA	NA
1.41	NA	NA	Average gold grade (g/t)	1.45	NA	NA
63.2	NA	NA	Gold recovery (%)	75.6	NA	NA
2,574	NA	NA	Total gold ounces produced	6,773	NA	NA
2,463	NA	NA	Payable gold ounces produced	6,620	NA	NA
324,866	NA	NA	Silver equivalent ounces produced(1)	847,251	NA	NA
52.41	NA	NA	Cash costs per silver ounce(2)(3)	24.19	NA	NA
59.06	NA	NA	Total production costs per ounce(2)(4)	44.62	NA	NA
127.11	NA	NA	Direct production costs per tonne(2)(5)	117.39	NA	NA

(1)	2013 silver equivalents are calculated using a 60:1 ratio, 2012 silver equivalents are calculated using a 55:1 ratio
(2)

The Company reports non-IFRS measures which include cash costs net of by-product on a payable silver basis, total production costs per ounce, all in sustaining costs per ounce and direct production costs per tonne, in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliation to IFRS on page 18.

(3)	Cash costs net of by-product per payable silver ounce include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits.
(4)

Total production costs per ounce include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites.

(5)	Direct production costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites.

The acquisition of the El Cubo mine in July 2012 was a good fit with Endeavour's business strategy of buying and rejuvenating struggling old mines in historic mining districts. Unlike Guanaceví and Bolañitos, which had low throughputs and no reserves, El Cubo offered the potential to quickly become a core asset for Endeavour, already having a 1,000-tonne-per-day output and a reasonable reserve/resource mine life. Located in the southeastern part of the historic Guanajuato mining district, this producing silver and gold mine is only 15 kilometres from Endeavour’s Bolañitos project, creating potential for significant operational synergies between El Cubo and Bolañitos. El Cubo had many mine adits, ramps, and shafts, as well as a 400-tonne-per-day leach plant. It also held a lease (until July 2013) on the adjacent Las Torres mine and 1,800-tonne-per-day flotation plant owned by Fresnillo PLC. Subsequent to acquisition in Q3, 2012, Endeavour launched a $67-million, 18-month capital investment program at El Cubo to explore and develop the mine and to rebuild and expand the plant, tailings facility, water supply, electrical supply, surface buildings, and surface infrastructure. This facility was substantially completed in Q2 2013 on time and below budget.

El Cubo Production Results

Endeavour's new mine plan is focused on maintaining the current tonnage throughput at El Cubo around 1,000-1,200 tpd while progressively increasing the production grades by reducing ore dilution. The Company has reorganized the mine operations team to improve supervision and operating efficiencies, improved safety policies, programs and training to reduce lost time accidents and created a Mine Rescue Team for a safer environment, which already performed well in a recent Mine Rescue competition. The Company acquired new mining equipment, accelerated mine development and commenced underground drilling. The plant and surface infrastructure reconstruction program was completed on time and budget in Q2, 2013.

During Q2, 2013 the Company announced that the re-commissioning of the newly rebuilt plant at El Cubo was successfully completed on May 31st, reaching phase 1 operating capacity of 1,100-1,200 tpd. Work to bring the plant capacity up to 1,550 tpd is well advanced and should be completed in Q3, 2013. At that time, management plans to start processing up to 350 tpd of additional ore from the Bolañitos mine located in the same district as El Cubo only 15 kilometres away.

More than 600,000 hours of work were completed on the plant and infrastructure with no lost time accidents, an accomplishment of which the Company is particularly proud. Due to the successful re-commissioning of the El Cubo plant, Endeavour vacated the nearby leased Las Torres plant to its owner, Fresnillo plc, on July 22, 2013.

Three months ended June 30, 2013 (compared to three months ended March 31, 2013)

Silver production at the El Cubo mine was 170,424 oz, an decrease of 37% compared to 270,445 oz in Q1, 2013 and gold production was 2,574 oz, a decrease of 39% compared to 4,199 oz in Q1, 2013. In Q2, 2013, metal production fell as management focused its effort on completing the refurbishment and recommissioning of the El Cubo plant. The Company recommissioned the plant over four weeks, running lower grade material resulting lower production compared to Q1, 2013. The Company continues to focus on ensuring that safe, sustainable mining methods will become part of the culture which over time leads to improved operating efficiencies.

El Cubo Operating Costs

The Company acquired the El Cubo mine in July 2012, launching a two-step strategy to make the operations profitable. Since the acquisition, the Company has invested significantly in the mine and plant operations, improving safety programs, changing the workplace culture, increasing supervision and investing capital to improve productivity and reducing mine dilution. Included in the capital investment is significant exploration to fuel new discoveries and future mine expansions. The two year operational turn-around program has been bearing fruit, with production grades slowly climbing, the lost time accident rate falling and operating costs declining in recent quarters. The costs per tonne during Q2, 2013 significantly increased from Q1, 2013 due to the scheduled slowdown of production while management focused on the completion of the plant refurbishment and the severance of 176 on-site mine contractors. Management is continuing to evaluate potential cost reductions, while focusing on higher grade ore zones to improve economics during periods of lower metal prices.

Exploration Results

In January 2013, Endeavour commenced an aggressive $16.3 million surface exploration drill program to test multiple exploration targets at its three mining districts and five district scale exploration properties. A total of 78,500 metres of surface drilling was planned to test approximately 24 exploration targets. During Q2, 2013, the sharp drop in precious metal prices prompted management to reduce the size of the 2013 exploration program by 25%. The amended 2013 program includes 42,000 planned metres drilled for an estimated $12.1 million.

At Bolañitos, the Company continued drilling at the nearby Belen prospect as well as along the La Luz vein system northwest of the Lucero mine.. The La Luz drilling resulted in the delineation of three new mineralized zones at the Asuncion, La Luz Central and Plateros prospects, the first two readily accessible for exploitation from nearby historic workings. These zones are gold-rich extensions of silver mineralized zones in the vicinity of historic mine workings that each extend 200 metres long and 100 metres deep.

At Guanaceví, one drill rig continued testing the Milache property six kilometres north of the plant to more fully delineate the high-grade, silver-gold mineralization discovered on the Santa Cruz vein. The Company announced in November 2012 that drilling had extended the mineralized zone 300 metres long by 250 metres deep, still open for expansion north and at depth.

At El Cubo, drilling has tested several veins in and around the old mines, and more recently has stepped out along the Villalpando vein system south of the active mines and some encouraging results have been received to date. Several high priority targets have been identified south of the active mines at El Cubo and will be drilled when surface permits are received.

At San Sebastián, Endeavour announced a significant new resource in the Terronera vein in Q1, 2013 and drilling continues to focus on increasing the resource so that the deposit is large enough to enter into economic evaluation and environmental permitting in 2014. During the first half of 2013, the Company drilled to infill the southeast half of the known mineralized zone. With the Terronera vein essentially wide open along strike, and many other outcropping veins yet to be drilled, management views San Sebastian as having the potential to become a high grade, silver-gold, underground mine.

At the Panuco property, the drilling in Q2, 2013 continued with geologically interesting but not yet economically viable results. The Panuco property is sandwiched between the La Preciosa property of Orko Silver to the southeast and the San Lucas property of Oremex Silver to the northwest, which was optioned in 2012. The Panuco and Laberinto properties have excellent exploration potential both for bulk tonnage, open pit and high-grade, underground silver-gold deposits.

At the El Inca properties in northern Chile, surface mapping and target identification were completed in Q1, 2013 and drilling commenced in Q2, 2013. The El Inca properties have excellent exploration potential for both bulk tonnage, open pit silver-lead-zinc mines like San Cristobal and high-grade, underground silver-gold mines like El Penon (south of El Inca in Chile).

Consolidated Financial Results

Three months ended June 30, 2013 compared with the three months ended June 30, 2012

For the three-month period ended June 30, 2013, the Company’s mine operating earnings were $6.4 million (2012: $19.5 million) on sales of $71.2 million (2012: $40.4 million) with cost of sales of $64.8 million (2012: $20.9 million).

The operating loss was $2.4 million (2012: operating earnings of $13.4 million) after exploration costs of $5.0 million (2012: $2.1 million) and general and administrative costs of $3.8 million (2012: $4.0 million).

Earnings before taxes were $2.8 million (2012: $12.0 million) after mark-to-market gain on derivative liabilities (see adjusted earnings comment on page 16) of $2.4 million (2012: $1.6 million), a foreign exchange loss of $2.4 million (2012: $3.4 million), a mark-to-market gain on contingent liabilities of $5.4 million (2012: $nil), investment and other income of $0.4 million (2012: $0.4 million) and finance costs of $0.5 million (2012: $5 thousand). The Company realized a net loss for the period of $0.4 million (2012: net earnings of $7.5 million) after an income tax provision of $3.2 million (2012: $4.5 million).

Sales of $71.2 million for the period represent a 76% increase over the $40.4 million for the same period in 2012. There was a 66% increase in silver ounces sold with a 27% decrease in the realized silver price resulting in a 22% increase in silver sales, and there was a 351% increase in gold ounces sold with a 19% decrease in realized gold prices resulting in a 267% increase in gold sales. During the period, the Company sold 1,787,571 oz silver and 25,477 oz gold, for realized prices of $21.38 and $1,297 per oz respectively, compared to sales of 1,075,000 oz silver and 5,650 oz gold, for realized prices of $29.21 and $1,599 per oz respectively, in the same period of 2012. The realized prices of silver and gold during the period were within 7% to 8% of the average silver spot price during the period of $23.10 and the average gold spot price during the period of $1,414, with differences due to the timing of sales and the mark-to-market for the concentrate sales that are pending finalization.

The Company accumulated 255,260 oz silver and 1,320 oz gold finished goods at June 30, 2013 compared to 556,457 oz silver and 7,680 oz gold at March 31, 2013. The cost allocated to these finished goods is $5.7 million, net of a $0.5 million write down of the El Cubo finished goods and a $1.0 million write down of the Guanaceví finished goods, compared to $17.3 million, net of a $0.3 million write-down of the El Cubo finished goods, at March 31, 2013.

Cost of sales for the period was $64.8 million, an increase of 210% over the cost of sales of $20.9 million for the same period of 2012. The 210% increase was a result of a number of factors. The Company sold 66% more silver ounces during the period compared to the comparative period, experienced a 204% increase in amortization and depletion as the Company had higher accumulated cost bases, and the Company experienced additional labour cost pressures at both the Guanaceví and Bolañitos operations as well as increases in other input cost. Furthermore, the Company acquired the El Cubo mine in Q3, 2012, a high cost operation which has been operating at a loss since acquisition, resulting in a reduced gross margin on a consolidated basis. During the period the Company took an inventory write down to net realizable value of $2.0 million at the El Cubo mine and $4.4 million at the Guanaceví mine. The write down for El Cubo was comprised of write downs of both finished goods and work in process inventories, while the write down for Guanaceví was comprised of both write down of finished goods and of stockpile inventory.

Exploration expenses increased in Q2, 2013 to $5.0 million from $2.1 million in the same period of 2012 based on both the timing of the exploration activities, the addition of exploration activities at the El Cubo mine and a more aggressive exploration program in 2013. General and administrative expenses decreased to $3.8 million for the period as compared to $4.0 million in the same period of 2012 primarily due to decreased corporate development costs, legal and human resource costs.

A significant number of the Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants have an exercise price denominated in a currency which is different from the functional currency of the Company. During the period, there was a mark-to-market gain on derivative liabilities (see adjusted earnings comment on page 16) of $2.3 million, while the same period in 2012 had a mark-to-market gain on derivative liabilities of $1.6 million. The gain was a reflection of the Company’s share price decreasing from CAN$6.33 at March 31, 2013 to CAN$3.64 at June 30, 2013.

The mark-to-market gain on the contingent liability was a result of a revaluation, based on the Monte Carlo model, of the contingent consideration related to the acquisition of Mexgold (El Cubo). A decrease in the gold price and movement in the forward curve resulted in a $5.4 million mark-to-market gain during Q2, 2013.

The Company experienced a foreign exchange loss of $2.4 million during the period compared to a gain of $3.4 million for the same period of 2012. The $2.4 million gain was primarily due to the weakening of the Mexican peso against the US dollar during the period, which resulted in lower valuations on the Mexican peso cash and receivable amounts and the Mexican peso denominated inventory amounts.

There was an income tax provision of $3.2 million during the period compared to $4.5 million for the same period of 2012 due to the decreased profitability during the period compared to the same period in 2012, offset by $1.2 million in expense recognized in the current period on the settlement of tax disputes.

Six months ended June 30, 2013 compared with the six months ended June 30, 2012

For the six-month period ended June 30, 2013, the Company’s mine operating earnings were $25.3 million (2012: $42.8 million) on sales of $141.1 million (2012: $89.4 million) with cost of sales of $115.8 million (2012: $46.6 million).

Operating earnings were $9.2 million (2012: $32.2 million) after exploration costs of $9.2 million (2012: $3.9 million) and general and administrative costs of $6.9 million (2012: $6.7 million).

Earnings before taxes were $21.5 million (2012: $37.1 million) after mark-to-market gain on derivative liabilities (see adjusted earnings comment on page 16) of $3.8 million (2012: $1.8 million), a foreign exchange expense of $1.0 million (2012: gain of $1.2 million), a mark-to-market gain on contingent liabilities of 7.9 million (2012: $nil), investment and other income of $2.4 million (2012: $1.9 million) and finance costs of $0.8 million (2012: $10 thousand). The Company realized net earnings for the period of $14.0 million (2012: $27.2 million) after an income tax provision of $7.5 million (2012: $9.9 million).

Sales of $141.1 million for the period represent a 58% increase over the $89.5 million for the same period in 2012. There was a 52% increase in silver ounces sold with a 20% decrease in the realized silver price resulting in a 22% increase in silver sales, and there was a 213% increase in gold ounces sold with 14% decrease in realized gold prices resulting in a 169% increase in gold sales. During the period, the Company sold 3,302,648 oz silver and 41,201 oz gold, for realized prices of $25.05 and $1,417 per oz respectively, compared to sales of 2,175,000 oz silver and 13,146 oz gold, for realized prices of $31.18 and $1,648 per oz respectively, in the same period of 2012. The realized prices of silver and gold during the period are within 6% to 7% of the average silver spot price during the period of $26.59 and average gold spot price during the period of $1,522, with differences due to the timing of sales and the mark-to-market for the concentrate sales that are pending finalization.

The Company accumulated 255,260 oz silver and 1,320 oz gold finished goods at June 30, 2013 compared to 611,661 oz silver and 8,934 oz gold at December 31, 2012. The cost allocated to these finished goods is $5.7 million, net of a $0.5 million write down of the El Cubo finished goods and a $1.0 million write down of the Guanaceví finished goods, compared to $18.7 million, net of a $1.5 million write-down of the El Cubo finished goods, at December 31, 2012.

In 2012, the increased significance of Bolañitos substantially increased the inventory held as concentrate. During Q1, 2013 and Q2, 2013 the Company executed contracts to sell Bolañitos concentrate rather than leaching the concentrates at the Company’s leach facilities at Guanaceví and El Cubo, improving the recovery of contained metal but also raising the processing costs per tonne. However, the net cost produced is comparable to the leach cost.

Cost of sales for the period was $115.8 million, an increase of 148% over the cost of sales of $46.6 million for the same period of 2012. The 148% increase in the cost of sales was due to a number of factors. The Company sold 52% more silver ounces during the period compared to the comparative period, and experienced a 97% increase in amortization and depletion as the Company had higher accumulated cost bases. In addition, the Company experienced additional labour cost pressures at both the Guanaceví and Bolañitos operations as well as increases in other input costs. Furthermore, the Company acquired the El Cubo mine in Q3, 2012, a high cost operation which has been operating at a loss since acquisition, resulting in a reduced gross margin on a consolidated basis. During the period the Company took an inventory write down to net realizable value (“NRV”) of $3.5 million at the El Cubo mine and $4.4 million at the Guanaceví mine. The write down for El Cubo was comprised of write downs of both finished goods and work in process inventories, while the write down for Guanaceví was comprised of both finished goods and stockpile inventory.

Exploration expenses increased to $9.2 million from $3.9 million in the same period of 2012 based on the timing of the exploration activities, the addition of exploration activities at the El Cubo mine and a more aggressive exploration program in 2013. General and administrative expenses increased to $6.9 million for the period compared to $6.7 million in the same period of 2012 primarily due to slightly increased corporate development costs, legal and insurance fees and human resource costs.

A significant number of the Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings because these warrants have an exercise price denominated in a currency which is different from the functional currency of the Company. During the period, there was a mark-to-market gain on derivative liabilities (see adjusted earnings comment on page 16) of $3.8 million, while the same period in 2012 had a mark-to-market gain on derivative liabilities of $1.8 million. The gain was a reflection of the Company’s share price decreasing from CAN$7.84 at December 31, 2012 to CAN$3.64 at June 30, 2013.

The mark-to-market gain on the contingent liability was a result of a revaluation, based on the Monte Carlo model, of the contingent consideration related to the acquisition of Mexgold (El Cubo). A decrease in the gold price and movement in the forward curve resulted in a $7.9 million mark-to-market gain during the first half of 2013.

The Company experienced a foreign exchange loss of $1.0 million during the period compared to a gain of $1.2 million for the same period of 2012. The $1.0 million loss was primarily due to the weakening of the Mexican peso against the US dollar during the period, which resulted in lower valuations on the Mexican peso cash and receivable amounts and the Mexican peso denominated inventory amounts.

There was an income tax provision of $7.5 million during the period compared to $9.9 million for the same period of 2012 due to the decreased profitability during the period compared to the same period in 2012, offset by $1.2 million recognized in the current period on the settlement of tax disputes.

NON-IFRS MEASURES

Adjusted earnings and adjusted EPS are non-IFRS measures that do not have standardized meanings prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company previously issued share purchase warrants that have an exercise price denominated in a currency which is different from the functional currency of the Company. Under IFRS, the warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. These adjustments fluctuate significantly quarter to quarter primarily based on the change in the Company’s quoted share price and have a significant effect on reported earnings, while the dilutive impact remains unchanged. Adjusted earnings are used by management and provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Net earnings (loss) for the period	$(361)	$7,505	13,996	27,280
Mark-to-market loss/(gain) on derivative liabilities	(2,386)	(1,632)	(3,838)	(1,775)
Adjusted net earnings (loss)	(2,747)	5,873	10,158	25,505
Weighted average share outstanding	99,710,933	87,999,495	99,685,615	87,870,479
Adjusted net earnings (loss) per share	($0.03)	$0.06	$0.10	$0.29

Mine operating cash flow is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenues minus direct production costs and royalties. Mine operating cash flow is used by management and provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Mine operating earnings operating earnings	6,414	19,518	25,306	12,824
Share-based compensation	202	216	277	275
Amortization and depletion	13,149	4,328	25,223	12,824
Write down of inventory to net realizable value	6,383	-	7,878
Mine operating cash flow	26,148	24,062	58,684	56,036

Operating cash flow before working capital adjustment is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow before working capital (“WC”) adjustments is calculated as operating cash flow minus working capital adjustment. Operating cash flow before working capital adjustments is used by management and provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Cash from operating activities	19,678	12,229	29,216	40,989
Net changes in non-cash working capital	7,282	(4,659)	(8,508)	(2,265)
Operating cash flow before working capital adjustments	12,396	16,888	37,724	43,254

Operating cash flow per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management and provided to investors as a measure of the Company’s operating performance.

Expressed in thousands US dollars	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Operating cash flow before working capital adjustments	12,396	16,888	37,724	43,254
Weighted average share outstanding	99,710,933	87,999,495	99,685,615	87,870,479
Operating cash flow before WC changes per share	$0.12	$0.19	$0.38	$0.49

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion

Management believes EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA differently.

Expressed in thousands US dollars	Three months ended June 30		Six months ended June 30
	2013	2012	2013	2012
Net earnings (loss) for the period	(361)	$7,505	13,996	27,280
Amortization and depletion – cost of sales	13,149	4,328	25,223	12,824
Amortization and depletion – exploration	33	31	67	59
Amortization and depletion – general & admin	46	27	85	44
Finance costs	531	5	778	10
Current income tax expense	4,363	1,714	6,199	6,483
Deferred income tax expense	(1,158)	2,787	1,295	3,410
Earnings before interest, taxes and amortization	16,603	16,397	47,643	50,110

Cash costs per ounce, total production costs per ounce and direct production costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that Endeavour’s reporting of these non-IFRS measures are similar to those reported by other mining companies. Cash costs per ounce, production costs per ounce and direct production costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to Endeavour’s cost of sales, as reported in the Company’s consolidated financial statements.

	Three months ended June 30, 2013				Three months ended June 30, 2012
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Direct production costs	8,703	23,644	12,399	44,746	11,535	4,355	NA	15,890
Royalties	356	-	-	356	482	-	NA	482
Opening finished goods	(1,780)	(9,110)	(2,510)	(13,400)	(7,831)	(5,509)	NA	(13,340)
NRV cost adjustment	-	-	815	815	-	-	-	-
Closing finished goods	3,929	753	713	5,395	5,916	8,573	NA	14,489
Direct production costs	11,208	15,287	11,417	37,912	10,102	7,419	NA	17,521
By-product gold sales	(2,250)	(26,572)	(4,213)	(33,035)	(3,951)	(5,083)	NA	(9,034)
Opening gold inventory fair market value	616	10,080	1,578	12,274	885	6,026	NA	6,911
Closing gold inventory fair market value	(456)	(899)	(218)	(1,573)	(1,306)	(8,474)	NA	(9,780)
Cash costs	9,118	(2,104)	8,564	15,578	5,730	(112)	NA	5,618
Amortization and depletion	2,974	5,063	5,111	13,148	3,173	1,155	NA	4,328
Share-based compensation	68	67	67	202	107	109	NA	216
Opening finished goods depletion	(717)	(2,246)	(925)	(3,888)	(2,000)	(1,656)	NA	(3,656)
NRV cost adjustment	270	-	146	416	-	-	-	-
Closing finished goods depletion	1,113	198	137	1,448	1,617	2,154	NA	3,771
Total production costs	12,826	978	13,100	26,904	8,628	1,650	NA	10,277

Throughput tonnes	100,781	202,472	89,817	393,070	100,208	102,779	NA	202,987
Payable silver ounces	549,486	766,925	163,417	1,479,828	663,056	366,569	NA	1,029,626

Cash costs per ounce	16.59	(2.74)	52.41	10.53	8.64	(0.31)	NA	5.46
Total production costs per oz	23.34	1.28	80.16	18.18	13.01	4.50	NA	9.98
Direct production costs per tonne	111.21	75.50	127.11	96.45	100.81	72.18	NA	86.32

	Six months ended June 30, 2013				Six months ended June 30, 2012
	Guanaceví	Bolañitos	El Cubo	Total	Guanaceví	Bolañitos	El Cubo	Total
Direct production costs	20,216	39,231	22,186	81,633	22,359	10,142	NA	32,501
Royalties	806	-	-	806	943	-	NA	943
Opening finished goods	(1,626)	(10,442)	(2,305)	(14,373)	(7,865)	(4,636)	NA	(12,501)
NRV cost adjustment	-	-	1,946	1,946
Closing finished goods	3,929	753	713	5,395	5,916	8,573	NA	14,489
Direct production costs	23,325	29,542	22,540	75,407	21,353	14,079	NA	35,432
By-product gold sales	(3,612)	(43,568)	(11,221)	(58,401)	(6,984)	(14,686)	NA	(21,670)
Opening gold inventory fair market value	455	12,789	1,560	14,804	1,577	6,701	NA	8,278
Closing gold inventory fair market value	(456)	(899)	(218)	(1,573)	(1,306)	(8,474)	NA	(9,780)
Cash costs net of by-product	19,712	(2,136)	12,661	30,237	14,640	(2,380)	NA	12,260
Amortization and depletion	6,394	8,290	10,826	25,510	6,812	6,012	NA	12,824
Share-based compensation	93	92	92	277	132	143	NA	275
Opening finished goods depletion	(444)	(2,698)	(1,176)	(4,318)	(1,830)	(4,005)	NA	(5,835)
NRV cost adjustment	270	-	146	416	-	-	-	-
Closing finished goods depletion	1,113	198	137	1,448	1,617	2,154	NA	3,771
Total production costs	27,138	3,746	22,686	53,570	21,371	1,924	NA	23,295

Throughput tonnes	207,434	369,972	192,008	769,414	199,171	197,575	NA	396,746
Payable silver ounces	1,183,696	1,324,679	431,158	2,939,533	1,382,486	708,905	NA	2,091,392

Cash costs per ounce	16.65	(1.61)	24.19	10.29	10.59	(3.36)	NA	5.86
Total production costs per oz	22.93	2.83	52.62	18.22	15.45	2.71	NA	11.14
Direct production costs per tonne	112.45	79.85	117.39	98.01	107.21	71.26	NA	89.31

SUMMARY OF QUARTERLY RESULTS AND TRENDS

The following table presents selected financial information for each of the most recent eight quarters:

(tables in thousands of US dollars except per share amounts)

	2013		2012				2011
Quarterly Results	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	71,250	69,873	66,719	51,880	40,434	49,046	17,506	38,776
Direct cost	44,746	36,887	34,814	24,485	15,890	16,611	5,944	10,997
Royalties	356	450	469	454	482	461	516	636
Mine operating cash flow	26,148	32,536	31,436	26,941	24,062	31,974	11,046	27,143
Share-based compensation	202	75	124	146	216	59	129	170
Amortization and depletion	13,149	12,074	10,517	6,353	4,328	8,496	4,063	4,841
Write down on inventory	6,383	1,495	2,876	3,345	-	-	-	-
Mine operating earnings	6,414	18,892	17,919	17,097	19,518	23,419	6,854	22,132

Net earnings (loss)	(361)	14,357	14,821	16	7,505	19,775	(1,793)	3,097
(Gain) Loss on derivative liability	(2,386)	(1,452)	(1,881)	1,728	1,632	(143)	250	5,777
Adjusted earnings (loss)	(2,747)	12,905	12,940	1,744	5,873	19,632	(1,543)	8,874

Basic earnings (loss) per share	(0.00)	0.14	0.15	0.00	0.09	0.23	(0.03)	0.04
Diluted earnings (loss) per share	(0.00)	0.13	0.13	0.00	0.06	0.22	(0.03)	0.04
Adjusted earnings (loss) per share	(0.03)	0.13	0.13	0.02	0.06	0.22	(0.03)	0.10
Weighted shares outstanding	99,710,933	99,660,016	99,539,282	97,666,618	87,999,495	87,728,391	87,241,132	85,159,320

Net earnings (loss)	(361)	14,357	14,821	16	7,505	19,775	(1,793)	3,097
Amortization and depletion	13,228	12,148	10,599	6,426	4,386	8,541	4,127	4,885
Finance costs	531	247	293	181	5	5	7	8
Current income tax	4,363	1,836	5,932	3,419	1,713	4,769	(40)	1,557
Deferred income tax	(1,158)	2,453	(3,460)	2,185	2,788	623	583	4,293
EBITDA	16,603	31,041	28,185	12,227	16,397	33,713	2,884	13,840

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2013		2012				2011
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Processed tonnes	393,070	376,344	362,779	306,164	202,987	193,759	184,381	138,592
Guanaceví	100,781	106,653	110,763	108,343	100,208	98,963	98,716	87,662
Bolañitos	202,472	167,500	161,841	117,271	102,779	94,796	85,665	50,930
El Cubo	89,817	102,191	90,175	80,550	NA	NA	NA	NA
Silver ounces	1,535,873	1,489,746	1,235,026	1,137,933	1,040,026	1,072,491	1,120,781	858,738
Guanaceví	555,036	640,616	518,207	598,285	669,754	726,697	753,353	647,397
Bolañitos	810,414	578,654	518,674	433,388	370,272	345,794	367,428	211,341
El Cubo	170,423	270,446	198,145	106,260	NA	NA	NA	NA
Silver grade	165	154	151	161	208	229	252	263
Guanaceví	240	233	215	227	269	292	320	305
Bolañitos	160	135	140	148	149	163	173	190
El Cubo	93	103	96	92	NA	NA	NA	NA
Silver recovery	73.6	79.9	70.1	71.8	76.5	75.2	75.0	73.4
Guanaceví	71.3	80.2	67.7	75.7	77.4	78.2	74.2	75.3
Bolañitos	77.8	79.8	71.3	77.7	75.2	69.5	77.1	67.9
El Cubo	63.5	79.9	71.2	44.6	NA	NA	NA	NA
Gold ounces	19,914	15,032	12,917	11,754	7,695	6,321	7,045	4,926
Guanaceví	1,590	942	1,088	2,667	2,499	1,620	1,550	1,933
Bolañitos	15,751	9,891	8,660	7,363	5,196	4,701	5,494	2,993
El Cubo	2,574	4,199	3,169	1,724	NA	NA	NA	NA
Gold grade	1.96	1.51	1.55	1.49	1.47	1.33	1.45	1.47
Guanaceví	0.68	0.34	0.69	0.87	0.87	0.60	0.56	0.83
Bolañitos	2.84	2.27	2.20	2.39	2.05	2.10	2.48	2.57
El Cubo	1.41	1.48	1.42	1.42	NA	NA	NA	NA
Gold recovery	80.4	82.3	71.7	80.1	80.3	76.2	82.0	75.2
Guanaceví	72.6	80.8	44.3	88.0	89.2	85.3	87.2	82.6
Bolañitos	85.2	81.0	75.8	81.7	76.6	73.6	80.3	71.1
El Cubo	63.2	86.4	77.0	46.9	NA	NA	NA	NA
Cash costs per oz	10.53	10.04	12.25	4.70	5.46	6.26	4.05	5.03
Guanaceví	16.59	16.70	18.20	10.99	8.64	12.38	9.82	9.61
Bolañitos	(2.74)	(0.06)	(3.73)	(9.98)	(0.31)	(6.63)	(7.77)	(9.02)
El Cubo	52.41	15.30	38.52	29.21	NA	NA	NA	NA
Total cost per oz(1)	18.18	18.24	20.84	13.18	9.98	12.27	11.40	11.90
Guanaceví	23.34	22.56	23.89	16.54	13.01	17.73	14.40	14.33
Bolañitos	1.28	4.45	1.59	(5.20)	4.50	0.10	5.23	4.46
El Cubo	80.16	35.71	49.30	69.20	NA	NA	NA	NA
Costs per tonne	96.45	99.63	92.86	97.04	86.32	92.44	84.14	91.47
Guanaceví	111.21	113.61	99.70	101.82	100.81	113.69	99.41	107.05
Bolañitos	75.50	85.10	75.66	77.34	72.18	70.26	66.54	64.66
El Cubo	127.11	108.85	115.25	119.32	NA	NA	NA	NA

(1)	Total Production Cost per ounce

KEY ECONOMIC TRENDS

Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of silver and gold. During Q2, 2013, the average price of silver was $23.10 per ounce, with silver trading between a range of $27.96 and $18.61 per ounce based on the London Fix silver price. This compares to an average of $29.38 per ounce during Q2, 2012, with a low of $26.72 and a high of $32.97 per ounce. During Q2, 2013, the Company realized an average price of $21.38 per ounce compared with $29.21 for the corresponding period in 2012.

During Q2, 2013, the average price of gold was $1,414 per ounce, with gold trading between a range of $1,469 and $1,192 per ounce based on the London Fix PM gold price. This compares to an average of $1,609 per ounce during Q2, 2012, with a low of $1,540 and a high of $1,677 per ounce. During Q2, 2013, the Company realized an average price of $1,238 per ounce compared with $1,599 for the corresponding period in 2012.

The major influences on the precious metals prices during Q2, 2013 included weaker investment demand, selling from gold exchange traded funds, as well as strong US equity and bond markets that pulled investments from other asset classes, including precious metals. In addition, the precious metal prices were also affected by an expectation of improving economic conditions, which could reduce the US Federal Reserve’s quantitative easing program. A sustained period at current metal prices will have a significant impact on the Company’s financial position, performance and liquidity, as well as on the carrying value of the Company’s cash generating units.

Currency Fluctuations

The Company’s operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated Mexican pesos. The corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars. Generally, as the US dollar strengthens, these currencies weaken, and as the US dollar weakens, these foreign currencies strengthen.

During Q2, 2013, the Mexican peso reversed its appreciation trend and depreciated relative to the US dollar. During Q2, 2013, the average foreign exchange rate was $0.0802 US dollar per Mexican peso, with the peso trading between a range of $0.0749 and $0.0835. This compares to an average of $0.0740 during Q2, 2012, with a low of $0.0694 and a high of $0.0786 US dollar per Mexican peso.

During Q2, 2013, the Canadian dollar continued to depreciate relative to the US dollar. During Q2, 2013, the average foreign exchange rate was $0.977 US dollar per Canadian dollar, with the Canadian dollar trading between a range of par and $0.950. This compares to an average of $0.9901 during Q2, 2012, with a low of 0.960 and a high of 1.019 US dollar per Canadian dollar.

Cost Trends

The Company’s profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and 33% of Endeavour’s production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company continues to focus on continuous improvement, both by promoting more efficient use of materials and supplies, and by pursuing more advantageous pricing, while increasing performance and without compromising operational integrity.

QUARTERLY OUTLOOK

Production Outlook

The Company is on track to deliver another year of strong organic growth in 2013. First Half production was well ahead of planned production according to our annual forecast of 5.0 -5.3 million oz silver and 46,000-49,000 oz gold for the year. However, Second Half production will likely be slightly lower than First Half production due to the return of the leased Las Torres plant at the end of July and the concurrent reduction of Bolanitos production from 2,225 tpd to the 1,900 tpd day range. Bolanitos mine production in excess of the Bolañitos plant capacity will now be processed at the newly refurbished El Cubo plant.

With the sharp decline of silver and gold prices this year, management implemented cost reductions and revised its 2013 financial plan in response to reduced metal price expectations for the year. Metal production is not expected to be negatively impacted by these measures but the anticipated reduced value of Endeavour’s gold by-product credits could negatively impact cash cost guidance.

Endeavour’s capital, exploration, operating and administrative cost reductions included work force reductions which resulted in one time severance costs during the Second Quarter, 2013. These cost reductions should benefit both cash and all-in operating costs starting in Q3, 2013 assuming current metal prices. Endeavour’s revised spending plans for the Second Half of 2013 now include the following:

  Capital - $6.5-7.5 million
  Exploration - $1.5-2.5 million
  Administrative - $5.5-6.5 million
  Operating - $90-100 per tonne

Management is now conducting a second review of company-wide costs, particularly at El Cubo, to see what expenditures can be reduced further in response to the latest drop in metal prices. In addition to reducing our costs per tonne, we are also evaluating our revenues per tonne. One of the benefits of our high grade, underground mines in general is that they have each produced higher ore grades at higher cut-off grades in the past. We are currently redoing our mine plan for El Cubo in particular to try and raise the cut-off and ore grades faster than scheduled in the original two year turn-around plan.

Endeavour management will continue monitoring the precious metals markets and our mine optimization programs in Q3, 2013 prior to making any revisions to production guidance. The Company has been very proactive in revising its plans to navigate this lower price environment and will continue to be responsive to any significant new changes in metal prices.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents have increased from $18.6 million at December 31, 2012 to $22.3 million at June 30, 2013. The Company had working capital of $16.9 million at June 30, 2013 (December 31, 2012 - $50.9 million). The $34.0 million decrease in working capital is primarily a result of an increase in the revolving credit facility of $30.0 million, which was used towards expenditures on property, plant and equipment.

Operating activities provided cash of $29.2 million during the first half of 2013 compared to providing $41.0 million during the same period in 2012. The significant non-cash adjustments to net earnings of $15.2 million were for amortization and depletion of $25.4 million, share-based compensation of $1.9 million, a gain on the sale of marketable securities of $1.8 million, a deferred income tax provision of $1.3 million, a mark-to-market gain on contingent liabilities of $7.9 million, a mark-to-market gain on derivative liabilities of $3.8 million, the write down of inventory to net realizable value of $7.9 million, finance costs of $0.2 million and a change in non-cash working capital of $8.5 million. The change in non-cash working capital was primarily due to an increase in accounts receivable due to third party sales of the Bolañitos and El Cubo concentrate and a reduction in accounts payable and income tax payable, offset by a reduction in inventories and prepaid expenses.

Investing activities during the period used $55.8 million as compared to $2.7 million in the same period of 2012, with investments in property, plant and equipment totaling $60.4 million compared to $21.3 million, primarily due to increased development and plant expansion expenditures at El Cubo. There was also $4.6 million in net receipts from short term investments compared to net receipts in short term investments of $18.7 million for the first half of 2012.

The Company invested a total of $60.4 million in property, plant and equipment during the first half of 2013, with all of the amounts settled for cash. Approximately $10.2 million was invested at Guanaceví, with $7.0 million spent on mine development, $2.0 million spent on the refining facilities and $1.0 million on mine equipment. Guanaceví mine development included 3.5 kilometres of underground development, and the refining facilities expenditures included $0.7 million on new agitator and the tailing dam expansion.

Approximately $15.5 million was invested at Bolañitos, with $8.7 million spent on mine development, $2.0 million on the plant, $4.3 million on mine equipment and $0.5 million on office equipment, building upgrades and light vehicles. Bolañitos mine development included 4.6 kilometres of underground development, and plant expenditures were related to the engineering and expansion of tailings facilities. The mine equipment expenditure was to increase the mobile equipment fleet to meet the increased production.

Approximately $32.3 million was invested at El Cubo, with $7.3 million spent on mine development, $21.6 million on the plant rehabilitation and expansion and $3.5 million on mine equipment. El Cubo mine development included 5.7 kilometres of underground development.

The Company spent $2.3 million on exploration property costs and capital assets for the exploration and corporate offices. Of this amount, $2.0 million was spent on the final San Sebastián property payment.

As at June 30, 2013, the Company held no short-term investments and $1.8 million in available for sale investments consisting of marketable securities.

Financing activities during Q2, 2013 generated $30.3 million, compared to $1.3 million during the same period in 2012. During 2013 the Company received $30.0 million in proceeds from the revolving line of credit, $0.4 million was realized from the exercise of stock options and $0.1 million paid in interest. During the same period in 2012, there was $0.1 million realized from the exercise of stock options and $1.2 million realized from the exercise of share purchase warrants.

As at June 30, 2013, the Company’s issued share capital was $358.2 million, representing 99,741,010 common shares, compared to $357.3 million, representing 99,541,522 common shares, at December 31, 2012. All of the 199,488 common shares issued during the period were issued upon stock option exercises.

As at June 30, 2013, the Company had options outstanding to purchase 5,725,350 common shares with a weighted average exercise price of CAN $5.27 and had share purchase warrants outstanding to purchase 1,249,597 common shares with a weighted average exercise price of CAN $1.94.

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”) reducing over three years with Scotia Capital. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanaceví S.A de C.V., Minas Bolañitos S.A. de C.V. and Compania Minera del Cubo S.A. de C.V. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities. The Company agreed to pay a commitment fee of between 0.69% and 1.05% on undrawn amounts under the facility based on the Company’s net debt to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including EBITDA leverage ratio, interest service coverage ratio and tangible net worth calculation; the Company is in compliance with all such debt covenants as at June 30, 2013. As of June 30, 2013, the Company had drawn $39.0 million on this facility. Subsequent to period end, on July 24, 2013, as part of the credit agreement the capacity of the credit facility was reduced to $50.0 million. With the completion of the El Cubo re-construction, the Company expects to start reducing the outstanding balance in the second half of the year dependent on the metal price environment.

Contingencies

On February 18, 2013, the Mexican tax administration published temporary regulations on the tax amnesty program enacted in December 2012. Under the tax amnesty, available until May 31, 2013, taxpayers were able to settle tax liabilities for years 2006 and prior with forgiveness of up to 80% of the omitted tax and inflation adjustments and up to 100% of interest and penalties. Further, interest and penalties on qualified liabilities arising after 2007 will be eligible for a 100% forgiveness of penalties and interest.

Refinadora Plata Guanaceví SA de CV, a subsidiary of the Company, received a MXN$63 million (US$4.8 million) assessment on May 7, 2011 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in the entity’s 2006 tax return. During the audit process, the Company retained an international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of tax advisors and legal counsel, it is the Company’s view that it provided the appropriate documentation and support for the expenses however, the Company estimated a potential tax exposure of $425,000, plus additional interest and penalties of $460,000. On May 30, 2013, under the tax amnesty program the Company paid $561,000 to settle the dispute.

Metales Interamericanos S.A. de C.V., a subsidiary of Endeavour, acquired in the El Cubo transaction received a MXN$68 million (US$5.2 million) assessment on August 24, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions in the 2006 tax return. Based on the advice of legal counsel, it is the Company’s view the tax assessment has no legal merit and an appeals process was initiated in 2010. On May 30, 2013, under the tax amnesty program the Company paid $682,000 to settle the dispute.

Minera Santa Cruz y Garibaldi SA de CV, a subsidiary of the Company, received a MXN$238 million (US$18.3 million) assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in the entity’s 2006 tax return. During the audit process, the Company retained an international accounting firm and external counsel to expedite the audit process and to ensure the delivery of the appropriate documentation. Based on the advice of tax advisors and legal counsel, it is the Company’s view that it provided the appropriate documentation and support for the expenses and the tax assessment has no legal merit, however as a result of a detailed review by the Company of its accounting records and available information to support the deductions taken, the Company has estimated a potential tax exposure of $40,000, plus additional interest and penalties of $40,000, for which the Company has made a provision in the consolidated financial statements. The Company did not elect to use the tax amnesty and will continue the appeal process.

Capital Requirements

At the beginning of 2013 the Company planned to invest $44.9 million at El Cubo, $21.4 million at Bolañitos and $19.5 million at Guanaceví for a total of $85.8 million on capital projects in 2013, all which were anticipated to be covered by the Company’s 2013 cash flow and credit facility. During Q2, 2013, the precious metal prices dropped significantly, prompting management to defer $16.3 million in capital expenditures across the three operations. The capital deferrals should not impact forecasted production in 2013.

The original $44.8 million capital budget at El Cubo was primarily for rebuilding the El Tajo plant ($23.6 million), mine development and to purchase new underground mining equipment. The revised capital plan includes halting the construction of new administrative buildings and modifying other buildings to accommodate administration, delaying certain equipment purchases and reducing mine exploration for a total cost reduction of $4.0 million. As of June 30, 2013, the plant re-build was substantially complete, with $21.6 million spent. In the first half the Company spent $7.3 million on 5.7 kilometres of underground development and the purchase of $3.5 million of equipment. Additional underground development is planned for the remainder of the year; however management is in the process of assessing various mine plans for optimization in the current price environment.

The original $21.4 million capital budget at Bolañitos was for the continued mine development of the veins discovered in 2011 and 2012. The increased production also requires an additional investment in the tailings dam, totaling $4.2 million. The revised capital plan decelerates mine development and mine exploration by $3.5 million and defers equipment purchases by $2.7 million. As of June 30, 2013, the Company had spent $8.7 million on 4.6 kilometres of underground development, including two ventilation raises and infill drilling. The Company spent $2.0 million on small plant projects completing the 2012 expansion and tailings dam and spent $4.8 million on mine equipment to help facilitate the significant increase in mine output.

The original $19.5 million capital budget at Guanaceví included $12.2 million for underground development, while $2.4 million will be spent on the tailings dam to ensure there is sufficient capacity into the future. The remaining investment was for various equipment purchases and upgrades. The revised capital plan decelerates mine development and mine exploration by $5.6 million. As of June 30, 2013, 3.5 kilometres of underground development was completed costing $7.0 million, primarily due to infrastructure costs for pumping water from the Santa Cruz ore zone. Additionally the mine spent $2.0 million related to the plant and tailings and $1.0 million on various mine equipment. There is sufficient mine capacity allowing management to put a significant portion of mine development on hold until the price environment improves.

Contractual Obligations

The Company had the following contractual obligations at June 30, 2013:

Payments due by period (in thousands of dollars)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Capital Asset purchases	$3,899	$3,899	$-	$-	$-
Operating Lease	1,111	267	548	296	-
Other Long-Term Liabilities	6,516	-	921	5,595	-
Total	$11,526	$4,166	$1,469	$5,891	$-

Transactions with Related Parties

The Company shares common administrative services and office space with Canarc Resource Corp., Caza Gold Corp., and Aztec Metals Corp. (“Aztec”), who are related party companies by virtue of having Bradford Cooke as a common director. From time to time, Endeavour incurs third-party costs on behalf of the related parties which is charged on a full cost recovery basis. The Company had $208,000 receivable related to administration costs outstanding as at June 30, 2013 (December 31, 2012 – $136,000).

The Company has previously provided an allowance for amounts due from Aztec totaling $181,000. The balance had accumulated between 2008 and 2011 and related to use of office space, administrative services and property taxes paid on behalf of a 2007 property transaction.

During the six months ended June 30, 2013, the Company was charged $90,000 (June 30, 2012 - $351,000) for legal services by Koffman Kalef LLP, a firm in which the Company’s Corporate Secretary is a partner. As of June 30, 2013, the Company had a payable outstanding of $7,000 relating to these legal services (December 31, 2012 - $10,000).

Financial Assets and Liabilities

As at June 30, 2013, the carrying and fair values of Endeavour’s financial instruments by category were as follows:

	As at June 30, 2013		As at December 31, 2012
	Carrying	Estimated Fair	Carrying	Estimated Fair
	value	value	value	value
	$	$	$	$

Financial assets:
Cash and cash equivalents	22,309	22,309	18,617	18,617
Available for sale securities	1,779	1,779	8,520	8,520
Trade receivables	3,581	3,581	-	-
Other receivables	25,841	25,841	20,526	20,526
Total financial assets	53,510	53,510	47,663	47,663

Financial liabilities:
Accounts payable and accrued liabilities	32,138	32,138	38,485	38,485
Revolving credit facility	39,000	39,000	9,000	9,000
Contingent liabilities	599	599	8,497	8,497
Derivative liabilities	1,498	1,498	5,336	5,336
Total financial liabilities	73,235	73,235	61,318	61,318

Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Financial assets and liabilities measured at fair value on a recurring basis include:

	Total	Level 1	Level 2	Level 3
As at June 30, 2013	$	$	$	$

Financial assets:
Available for sale securities	1,779	1,779	-	-
Trade receivables	3,581	3,581	-	-
Total financial assets	5,360	5,360	-	-

Financial liabilities:
Contingent liabilities	599	-	599	-
Derivative liabilities	1,498	-	1,498	-
Total financial liabilities	2,097	-	2,097	-

Available for sale securities

The Company holds marketable securities classified as Level 1 in the fair value hierarchy and as available for sale financial assets. The fair value of available for sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy.

Contingent liability

On July 13, 2012 the Company completed the acquisition of 100% of the issued and outstanding shares of Mexgold Resources Inc. (“Mexgold”), thereby acquiring the El Cubo mine. The seller is entitled to receive up to an additional $50 million in cash payments from the Company upon the occurrence of certain events as follows:

i)

$20 million if at any time during the three years following the acquisition date the Company renews or extends the Las Torres lease, other than a one-time three month extension after the current lease expires;

ii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $1,900.00 per ounce for a period of 12 consecutive months at any time during the three-year period immediately following the acquisition date;

iii)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,000.00 per ounce for a period of 12 consecutive months at any time during the three-year period immediately following the acquisition date; and

iv)

$10 million upon the simple average of the daily London Metals Exchange closing prices for gold exceeding $2,100.00 per ounce for a period of 12 consecutive months at any time during the three-year period immediately following the acquisition date.

The contingent consideration related to the Las Torres lease was valued based on factoring the probability of the Company negotiating a lease extension. Management determined the probability of extending the lease to be highly unlikely, resulting in a Nil value assigned to the liability at acquisition.

The contingent consideration related to metal price targets is considered a derivative, is recognized at fair value at period end and is classified as Level 2 in the fair value hierarchy. The contingent consideration based on the performance of gold prices was valued using a Monte Carlo simulation. Monte Carlo simulation approaches are a class of computational algorithms that rely on repeated random sampling to compute their results. Gold price paths were developed using a mathematical formula based on a stochastic process with mean reversion to a long term trend line. As of June 30, 2013, the fair value of the contingent consideration was estimated to be $599 (December 31, 2012 - $8,497).

Derivative liability

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different from the functional currency of the Company (US dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value recognized in net earnings. The warrant derivative liability is classified as Level 2 in the fair value hierarchy. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end, from the market with the greatest volume and level of activity. For the non-publicly traded warrants, the Company uses the Black-Scholes option pricing model to estimate the fair value of the Canadian dollar denominated warrants. All warrants outstanding at June 30, 2013 will expire in February 2014.

Balance at December 31, 2011	$13,130
Exercise of financial liability	(3,151)
Mark to market loss (gain)	(143)
Balance at March 31, 2012	9,836
Exercise of financial liability	(2,715)
Mark to market loss (gain)	(1,785)
Balance at December 31, 2012	$5,336
Exercise of financial liability	-
Mark to market loss (gain)	(3,838)
Balance at June 30, 2013	$1,498

Assumptions used for Black-Scholes estimate for warrant derivative liability
	Year Ended	Year Ended
	June 30, 2013	Dec. 31, 2012
Outstanding warrants	902,098	902,098
Weighted average fair value of warrants at period end	$1.66	$5.92
Risk-free interest rate	1.23%	1.12%
Expected dividend yield	0%	0%
Expected stock price volatility	57%	46%
Expected warrant life in years	0.7	1.2

Black-Scholes pricing models require the input of highly subjective assumptions. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the warrant grant.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, money market investments, notes receivable and value added tax receivable balance. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. The notes receivable credit risk exposure is limited by continual discussion with external advisors. IVA receivables are generated on the purchase of supplies and services to produce silver which are refundable from the Mexican government.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are to be maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities, receivables and available cash under the revolving credit facility. The Company believes that these sources, operating cash flow and its policies will be sufficient to cover the likely short term cash requirements and commitments.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the US dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The revolving credit facility is subject to interest rate risk as amounts outstanding are subject to charges at a LIBOR-based rate (plus 2.75% to 4.25% depending on financial and operating measures) payable according to the quoted rate term. The interest rate charge for the year was approximately 3.2% . As at December 31, 2012, with other variables unchanged, a 100% change in the interest rate would be immaterial to the earnings for the year.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to , industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.

Equity Price Risk – Fair values in the Company’s derivative liabilities related to the outstanding warrants are subject to equity price risk. Changes in the market value of the Company’s common shares may have a material effect on the fair value of the Company’s warrants and on net income.

Outstanding Share Data

As of August 1, 2013, the Company had the following securities issued and outstanding:

  99,741,010 common shares
  5,701,550 stock options with a weighted average exercise price of CAN$5.26 per share expiring between January 1, 2013 and May 26, 2018.
  1,249,597 share purchase warrants with a weighted average exercise price of CAN$1.94 per share expiring February 26, 2014.

The Company considers the items included in the consolidated statement of shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

CHANGES IN ACCOUNTING POLICIES & CRITICAL ACCOUNTING ESTIMATES

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions.

Several other new standards and amendments came into effect on January 1, 2013; however, they do not impact the condensed consolidated interim financial statements and are not anticipated to impact the Company’s annual consolidated financial statements.

The nature and impact of each new standard and amendment applicable to the Company are described below:

IAS 1 Presentation of items of other comprehensive income (Amendment)
The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income (OCI). Items that could be reclassified to profit or loss at a future point in time (e.g. net gain or loss on available-for-sale financial assets) shall be presented separately from items that will never be reclassified. This amendment has no impact on the Company’s presentation as the components of OCI pertain only to net gains or losses on marketable securities classified as available-for-sale financial assets.

IFRS 10 Consolidated Financial Statements
In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. The adoption of IFRS 10 did not result in any change in the consolidation status of any of the Company’s subsidiaries or investees.

IFRS 11 Joint Arrangements
In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. The focus of the standard is to reflect the rights and obligations of the parties involved in the joint arrangement, regardless of whether the joint arrangement operates through a separate legal entity. Joint arrangements that are classified as joint ventures are accounted for using the equity method of accounting. Joint arrangements that are classified as joint operations require the venturers to recognize the individual assets, liabilities, revenues and expenses to which they have legal rights or are responsible. The adoption of IFRS 11 did not result in any changes to the Company’s condensed consolidated interim financial statements.

IFRS 12 Disclosure of Interests in Other Entities
In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). Endeavour has adopted IFRS 12 effective January 1, 2013. The adoption of IFRS 12 will result in incremental disclosures in the Company’s annual consolidated financial statements.

IFRS 13 Fair Value Measurement
In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. Endeavour has adopted IFRS 13 on a prospective basis.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required by IAS 34 for financial instruments, thereby affecting the condensed consolidated interim financial statements.

Recently released IFRS accounting standards

Changes in accounting standards
A number of new standards, amendments to standards and interpretations, are not yet effective for the year ending December 31, 2013, and have not been applied in preparing these consolidated financial statements. The following pronouncements are those that the Company considers most significant and are not intended to be a complete list of new pronouncements that may affect the financial statements.

IFRS 9 Financial Instruments
In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. Endeavour is currently assessing the impact of adopting IFRS 9 on Endeavour’s consolidated financial statements, including the applicability of early adoption.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management judgement relate to the determination of mineralized reserves, plant and equipment lives, estimating the fair values of financial instruments and derivatives, estimating the fair value of convertible debenture components, impairment of long-lived assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash share-based compensation.

Mineralized reserves and impairment of long lived assets
Management periodically reviews the carrying value of its mineral properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are appropriate.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Provision for reclamation and rehabilitation
Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates.

The Company recognized the present value of liabilities for reclamation and closure costs in the period in which they are incurred. These obligations are measured initially at fair value and the resulting costs capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the accretion of discounted underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

Deferred income taxes
The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward. Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

The future income tax provision also incorporates management’s estimates regarding the utilization of tax loss carry forwards, which are dependent on future operating performance and transactions.

Share-based compensation
The Company has a share option plan and records all share-based compensation for options using the fair value method. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of Endeavour’s stock. The Company uses historical data to estimate the term of the option and the risk free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Warrant derivative liability
Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants have an exercise price denominated in a currency which is different to the functional currency of the Company (US dollar), the warrants are treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with adjustments recognized through net earnings. The publicly traded warrants and warrants with similar characteristics were valued using the quoted market price as of exercise or at period end. For the non-publicly traded warrants, the Company uses Black-Scholes option pricing model to determine the fair value of the Canadian dollar denominated warrants.

Business Combinations
On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Company’s share of identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or more frequently where there is an indication of impairment. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement. Incremental costs related to acquisitions are expensed as incurred.

Determination of the fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of acquisition date).

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized, before the end of the 12 month measurement period, the adjustment is allocated to the identifiable assets acquired and liabilities assumed. Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in the consolidated statement of comprehensive income.

CONTROLS AND PROCEDURES
Endeavour’s management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. During the six months ended June 30, 2013 there have been no changes that occurred that have materially affected, or are reasonably likely to materially affect, Endeavour’s internal controls over financial reporting.